UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13G


                    UNDER THE SECURITIES EXCHANGE ACT of 1934
                               (AMENDMENT NO. 2 )*


                            Broadway & Seymour, Inc.
                                (NAME OF ISSUER)


                           $.01 par value Common Stock
                         (TITLE OF CLASS OF SECURITIES)


                                    111433108
                                 (CUSIP NUMBER)


                                December 31, 1998
             (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:


    [X]      Rule 13d-1(b)

    [ ]      Rule 13d-1(c)

    [ ]      Rule 13d-1(d)


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes)

CUSIP NO. 111433108       13G


1     NAME OF REPORTING PERSON
      S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
        Rockefeller & Co., Inc.
        I.R.S. Identification No.: 13-3006584

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
          Not applicable           (a)       |_|
                                   (b)       |_|

3    SEC USE ONLY


4    CITIZENSHIP OR PLACE OF ORGANIZATION
         New York

                         5    SOLE VOTING POWER
NUMBER OF                       Not applicable.

SHARES                   6    SHARED VOTING POWER
                                Not applicable.

BENEFICIALLY             7    SOLE DISPOSITIVE POWER
                                Not applicable
OWNED BY
                         8      SHARED DISPOSITIVE POWER
EACH REPORTING                  Not applicable.

PERSON WITH

9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
       Not applicable.

10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
     CERTAIN SHARES*
       Not applicable.

11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
       Not applicable.

12   TYPE OF REPORTING PERSON*
       IA

                      *SEE INSTRUCTION BEFORE FILLING OUT!

Item 1(a).  Name of Issuer:

             Broadway & Seymour, Inc.

Item 1(b).  Address of Issuer's Principal Executive Offices:

              128 South Tryon Street
              Charlotte, NC 28202

Item 2(a).  Name of Person Filing:

              Rockefeller & Co., Inc.

Item 2(b).  Address of Principal Business Office:

              30 Rockefeller Plaza, New York, New York 10112

Item 2(c).  Citizenship:

              New York

Item 2(d).  Title of Class of Securities:

              $.01 par value Common Stock


Item 2(e).  CUSIP Number:

               111433108

Item 3.     If this statement is filed pursuant to Rules 13d-
            1(b), or 13d-2(b), check whether the person filing is a:

(a) Broker or Dealer registered under Section 15 of the Act,

(b)         Bank as defined in Section 3(a)(6) of the Act,

(c) Insurance Company as defined in Section 3(a)(19) of the Act,

(d)         Investment  Company  registered  under Section 8 of the Investment
            Company Act,

(e)   X     Investment Adviser registered under Section 203 of
            the Investment Advisers Act of 1940,

(f) Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income Security Act of 1974 or Endowment Fund; see 13d-(b)(1)(ii)(F),

(g)         Parent Holding Company, in accordance with
            Rule 13d-1(b)(ii)(G),

(h)         Group, in accordance with Rule 13d-1(b)(1)(ii)(H).


Item 4.     Ownership

            Not applicable.


Item 5.     Ownership of Five Percent or Less of a Class.


     If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [X].


Item 6.    Ownership of More than Five Percent on Behalf of
           Another Person.

            Not Applicable.


 Item 7.   Identification and Classification of the Subsidiary
           Which Acquired the Security Being Reported on By the Parent Holding Company.

            Not Applicable.


Item 8.    Identification and Classification of Members of the Group.

            Not Applicable.

Item 9.    Notice of Dissolution of Group.

            Not Applicable.

Item 10.    Certification.

Inasmuch as the reporting person is no longer the beneficial owner of more than 5 percent of the number of shares outstanding of the issuer of the securities referenced herein, the reporting person has no further reporting obligation under Section 13(d) of the Securities Act with respect to such issuer.


     SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

     February 12, 1999
     (Date)



     (Signature)/s/ David A. Strawbridge, Vice President

     David A. Strawbridge, Vice President
     (Name/Title)